SEC 19010650

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FEB 26 2019

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68649

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MAR & Associates Inc., Dba William and Henry Associates

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1901 Avenue of the Stars
(No. and Street)

Los Angeles	CA	90067
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Armanino LLP
(Name – *if individual, state last, first, middle name*)

21600 Oxnard Street Ste 1180	Woodland Hills	CA	91367
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, David Iannini, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MAR & Associates Inc., Dba William and Henry Associates, as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

PLEASE SEE ATTACHED NOTARIZED DOCUMENT

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT
(CALIFORNIA GOVERNMENT CODE § 8202)

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

STATE OF CALIFORNIA
COUNTY OF Los Angeles

Subscribed and sworn to (or affirmed) before me on this 12 day of February, 2019, by David Iannini, proved to me on the basis of
(*Name of Signer(s)*)
satisfactory evidence to be the person(s) who appeared before me.

Signature of Notary Public

(Notary Seal)

JONATHAN MARTINEZ
Notary Public – California
Los Angeles County
Commission # 2221029
My Comm. Expires Nov 6, 2021

ADDITIONAL OPTIONAL INFORMATION

Description of Attached Document

Title or Type of Document: Annual Audited Report Form X-17A-5 Document Date: ____

Number of Pages: 2 Signer(s) Other Than Named Above: ____

Additional Information: ____

TABLE OF CONTENTS

armanino

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the President
MAR & Associates, dba William and Henry Associates
Los Angeles, California

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of MAR & Associates, dba William and Henry Associates, as of December 31, 2018, and the related statements of operations and changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of MAR & Associates Inc., dba William and Henry Associates as of December 31, 2018 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of MAR & Associates Inc., dba William and Henry Associates' management. Our responsibility is to express an opinion on MAR & Associates Inc., dba William and Henry Associates' financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to MAR & Associates Inc., dba William and Henry Associates in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of MAR & Associates Inc., dba William and Henry Associates' financial statements. The supplemental information is the responsibility of MAR & Associates Inc., dba William and Henry Associates' management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

We have served as MAR & Associates Inc., dba William and Henry Associates' auditor since 2018.

Armanino LLP

Armanino LLP
Woodland Hills, California

February 7th, 2019

MAR & Associates, Inc.
dba William and Henry Associates
Statement of Financial Condition
December 31, 2018

ASSETS

Current assets	
Cash and cash equivalents	$ 620,232
Total current assets	620,232
Fixed assets	
Fixed assets, at cost	564,000
Less: accumulated depreciation	(282,000)
Net fixed assets	282,000
Other assts	
Deposits	500
Total assets	$ 902,732

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities	
Accounts payable and accrued expenses	$ 15,750
Total current liabilities	15,750
Commitments	
Stockholder's equity	
Common stock, no par value. 50,000,000 shares authorized; 100 shares issued and outstanding	-
Additional paid in capital	2,337,584
Accumulated deficit	(1,450,602)
Total stockholder's equity	886,982
Total liabilities and stockholder's equity	$ 902,732

See Report on Independent Registered Public Accounting Firm
The accompanying notes are an integral part of this statement.

MAR & Associates, Inc.
dba William and Henry Associates
Statement of Operations
December 31, 2018

Revenue	
Fees	$ 100,000
Total revenue	100,000
Expenses	
Total compensation	190,150
Other operating expenses	687,147
Occupancy costs	30,334
Total expenses	907,631
Net loss	$ (807,631)

See Report on Independent Registered Public Accounting Firm
The accompanying notes are an integral part of this statement.

MAR & Associates, Inc.
dba William and Henry Associates
Statement of Changes in Stockholder's Equity
December 31, 2018

	Common Stock				
	Shares	Amount	Additional Paid in Capital	Accumulated Deficit	Total Stockholder's Equity
Balance at January 1, 2017	100	$ -	$ 2,337,584	$ (642,971)	$ 1,694,613
Net loss	-	-	-	(807,631)	(807,631)
Balance at December 31, 2018	100	$ -	$ 2,337,584	$ (1,450,602)	$ 886,982

See Report on Independent Registered Public Accounting Firm
The accompanying notes are an integral part of this statement.

MAR & Associates, Inc.
dba William and Henry Associates
Statement of Cash Flows
December 31, 2018

Cash flows from operating activities	
Net loss	$ (807,631)
Adjustments to reconcile net loss to net cash used in operating activities	
Depreciation	112,800
Change in assets and liabilities	
Prepaid insurance	200,000
Accounts receivable	26,302
Accounts payable and accrued expenses	2,155
Net cash used in operating activities	(466,374)
Net decrease in cash during the year	(466,374)
Cash, beginning of period	1,086,606
Cash, end of period	$ 620,232

See Report on Independent Registered Public Accounting Firm
The accompanying notes are an integral part of this statement.

1. ORGANIZATION

Nature of Business

MAR & Associates, Inc. dba William & Henry Associates (the "Company") was formed as an Arizona Corporation on February 15, 2001 for the purpose of providing various financial advisory services. On June 15, 2012 (the "Registration Date"), the Company became registered as a Broker-Dealer with the Financial Industry Regulatory Authority (FINRA).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company presents its financial statements on the accrual basis of accounting in accordance with generally accepted accounting principles.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on its cash balances. The Company did have approximately $300,000 cash in a bank on deposit which exceeds the insured limit at December 31, 2018. Also, the Company did have cash of approximately $323,000 in uninsured money market instruments at December 31, 2018.

Fair Value of Financial Instruments

The Company's statement of financial condition includes the following financial instruments: cash and accounts payable. The Company considers the carrying amounts of cash and accounts payable to approximate fair value because of the short maturity of these instruments.

Fixed Assets

Fixed assets are recorded at cost. Such assets are depreciated on a straight-line basis over five years using a half-year convention.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company elected S Corporation status for federal and state purposes. Accordingly, the individual shareholder reports the earnings or losses before income taxes on their individual income tax returns, and therefore, no accrual has been made for federal income taxes in the accompanying financial statements. State income taxes were not accrued for as of December 31, 2018 due to unused loss carryforwards and their immateriality.

The Company follows ASC 740-10-25, which provides detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise's financial statements in accordance with ASC 740, "*Accounting for Income Taxes*". ASC 740-10-25 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The application of ASC 740-10-25 did not have a material impact on the Company's financial statements.

The Company is no longer subject to Federal tax examinations by tax authorities for years before 2015 and state examinations for years before 2014.

Revenue Recognition

The Company records revenue as earned when all the services are performed according to the terms of the contracts.

Cash Flows

For the purpose of the statement of cash flows, the Company considers cash equivalents to include cash and short term money market mutual funds.

Subsequent Events

The Company has evaluated events occurring after the date of the accompanying statement of financial condition through February 7, 2019, the date the financial statements were available to be issued. No subsequent events have occurred that would have a material impact on the presentation of the Company's financial statements.

3. COMMITMENTS AND CONTINGENCIES

Bonus Plan

In December 2011, the Company adopted a Bonus Plan (the "Plan") whereby the Company has the ability to issue to its team members Bonus Units (the "Units") that vest over a timeframe determined by the Company and entitle the holder to a potential bonus payment. This payment is calculated pursuant to a specific formula as described in the Plan and upon the occurrence of specified triggering events. The triggering events are either 1) the sale of substantially all of the Company's assets, or 2) the date that the sole shareholder no longer owns at least 50% of the outstanding voting securities of the Company. The total Units issued by the Plan are 9,000,000 with 7,000,000 outstanding and fully vested as of December 31, 2018.

Operating Lease

The Company rents office space based on month-to-month agreements at approximately $2,500 per month in the aggregate as of December 31, 2018.

Self Insurance

The Company self-insures its various business and legal risks by participating in an insurance pool consisting of similar business owners. The family trust that owns MAR & Associates dba William and Henry Associates is also a partial owner in this insurance pool. The insurance pool is domiciled in Puerto Rico, the ownership position is taxed as a U.S. entity and all assets of the Company in the pool are kept in the U.S. The Company experiences business and legal risks as a normal part of its business.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 or a minimum of $5,000.

The following summarizes the Company net capital surplus at December 31, 2018:

Net capital	$	598,028
Required net capital		5,000
Excess net capital	$	593,028
Net capital ratio		0.01

5. CONCENTRATIONS

Customers

During the year ended December 31, 2018, the Company generated 100% of its revenue from two clients.

6. RELATED PARTY TRANSACTIONS

On a monthly basis, the Company reimburses its owner for an allocation for certain costs related to the business use of the owner's facilities. For the year ended December 31, 2018, the Company reimbursed the owner $60,000 related to this cost sharing agreement.

MAR & Associates, Inc.
dba William and Henry Associates
Schedule I - Computation of Net Capital Under Rule 15c3-1
December 31, 2018

Credits	
Total stockholder's equity	$ 886,982
Debits	
Nonallowable assets	
Net fixed assets	282,000
Other assets	500
Total debits	282,500
Net capital before haircuts on securities positions (tentative net capital)	604,482
Less: Haircuts on securities	(6,454)
Net capital	598,028
Minimum net capital requirement	5,000
Excess net capital	$ 593,028
Excess net capital at 1,200 percent	$ 592,028

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2018.

MAR & Associates, Inc.
dba William and Henry Associates
Schedule II - Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2018

The Company operates under the provisions of paragraph (k)(2)(i) of rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of paragraph (k)(2)(i) provide that the Company carry no margin accounts, promptly transmit all customer funds and deliver all securities received in conjunction with its activities as a broker-dealer and does not hold funds or securities for or owe money or securities to customers.

MAR & Associates, Inc.
dba William and Henry Associates
Schedule III - Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2018

The Company operates under the provisions of paragraph (k)(2)(i) of rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of paragraph (k)(2)(i) provide that the Company carry no margin accounts, promptly transmit all customer funds and deliver all securities received in conjunction with its activities as a broker-dealer and does not hold funds or securities for or owe money or securities to customers.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON THE REPORT ON EXEMPTION FROM SEC RULE 15c3-3 OF MAR & ASSOCIATES INC. DBA WILLIAM AND HENRY ASSOCIATES FOR THE YEAR ENDED DECEMBER 31, 2018

To David Iannini
of MAR & Associates Inc.
dba William and Henry Associates
Los Angeles, California

We have reviewed management's statements, included in the accompanying MAR & Associates Inc. dba William and Henry Associates' (the "Company") report, in which (1) MAR & Associates Inc. dba William and Henry Associates identified the following provisions of 17 C.F.R. §15c3-3(k) under which MAR & Associates Inc. dba William and Henry Associates claimed an exemption from 17 C.F.R. §240.15c3-3: paragraph (k)(2)(i) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Armanino LLP

Armanino LLP
Woodland Hills, CA

February 7th, 2019

WILLIAM & HENRY
ASSOCIATES

February 7, 2019

To Whom It May Concern,

I, David Iannini, state to the best of my knowledge and belief that MAR & Associates dba William & Henry Associates during 2018:

1) Was exempt from the compliance report pursuant to Rule 15c3-3(k)(2)(i), and,
2) We met the identified exemption provisions throughout the most recent fiscal year without exception.

Sincerely,

David Iannini, President